

Statement of Financial Condition

Comerica Securities, Inc.
Year Ended December 31, 2017
With Report of
Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 W. Lafayette Blvd., 5th Floor
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Brna (313) 222-0232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Scotto Divetta _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc. _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature




DONNA WILLIAMS
Notary Public - Michigan
Wayne County
My Commission Expires Sep 1, 2018
Acting in the County of Wayne

SVP, COO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2017

Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Comerica Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
February 26, 2018

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	38,363,466
Cash segregated for the benefit of customers		1,003,797
Trading securities owned, at fair value		10,750
Clearing deposit held at clearing organization		500,000
Receivables from brokers, dealers and clearing organizations		2,228,234
Receivable from affiliates		543,024
Premises, equipment and software, net of accumulated depreciation of $4,934,353		762,635
Deferred tax asset		909,864
Other assets		891,291
Total assets	$	45,213,061

Liabilities and shareholder's equity

Liabilities:

Payables to affiliates	$	4,309,325
Payables to customers		84,202
Accrued expenses and other liabilities		279,237
Deferred revenue		2,907,368
Total liabilities		7,580,132

Shareholder's equity:

Common stock - $1 par value:

50,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		47,175,440
Retained earnings		(9,592,511)
Total shareholder's equity		37,632,929
Total liabilities and shareholder's equity	$	45,213,061

See accompanying notes.

Comerica Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2017

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides services to retail and institutional clients. The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the U.S. Securities and Exchange Commission (SEC).

2. Significant Accounting Policies (continued)

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of equity securities at December 31, 2017.

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment, and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. The Company had $548,176 of unamortized capitalized software as of December 31, 2017.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts.

Revenue Recognition

Revenues and expenses related to customer securities transactions are recorded on the settlement date. Commissions generally relate to customer orders to buy or sell securities and may be solicited or unsolicited. Proprietary securities transactions and related revenues and expenses are recorded on a settlement date basis. Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Revenue from underwriting participations includes management, underwriting and selling concession fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Revenues are recorded at the time the underwriting is complete and the revenue is reasonably determinable.

Investment advisory fees are recognized as revenue as services are performed based upon the terms of the advisory agreements, as a stated percentage of net assets under management.

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with the Corporation on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

The Tax Cuts and Jobs Act (the "Act"), enacted on December 22, 2017, reduced the U.S. federal corporate tax rate from 35 percent to 21 percent. Also on December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (SAB 118), which provides guidance on accounting for tax effects of the Act. SAB 118 provides a measurement period of up to one year from the enactment date to complete the accounting. Based on the information available and current interpretation of the rules, the Company has made reasonable estimates of the impact of the reduction in the corporate tax rate and remeasurement of certain deferred tax assets and liabilities based on the rate at which they are expected to reverse in the future, generally 21 percent. The provisional amount recorded related to the remeasurement of the Company's deferred tax balance was $604,484. The final impact of the Act may differ from these estimates as a result of changes in management's interpretations and assumptions, as well as new guidance that may be issued by the Internal Revenue Service (IRS).

Pending Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU

2. Significant Accounting Policies (continued)

2014-09), which is intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous GAAP comprised broad revenue recognition concepts along with numerous industry-specific requirements. The new guidance establishes a five-step model which entities must follow to recognize revenue and removes inconsistencies in existing guidance. The guidance under ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The Company will adopt ASU 2014-09 in the first quarter 2018 using the modified retrospective approach, which includes presenting the cumulative effect of initial application along with supplementary disclosures.

The Company currently defers recognition of certain revenues in the consolidated statements of comprehensive income until the amount of compensation is considered fixed and determinable. Under the new guidance, a portion of these fees will be recognized as services are rendered. As a result of this earlier recognition, the Company will record a receivable of approximately $978,000 with a corresponding adjustment to retained earnings and deferred tax liability upon adoption of ASU 2014-09. The annual amount of revenue reflected in the Company's results of operations is not expected to significantly change.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," (ASU 2016-02), to increase the transparency and comparability of lease recognition and disclosure. The update requires lessees to recognize lease contracts with a term greater than one year on the balance sheet, while recognizing expenses on the income statement in a manner similar to current guidance. For lessors, the update makes targeted changes to the classification criteria and the lessor accounting model to align the guidance with the new lessee model and revenue guidance. ASU 2016-02 is effective for the Company on January 1, 2019 and must be applied using the modified retrospective approach. Early adoption is permitted. The Company is currently in the process of gathering a complete inventory of leases and migrating identified lease data onto a new system platform. The Company will continue to evaluate for other impacts of adoption, including potential additional regulatory costs, but does not anticipate these to be significant.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Stock," (ASU 2016-18), which reduces diversity in the presentation of restricted stock in the cash flow statement. The update generally requires restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The Company will adopt ASU 2016-18 in the first quarter 2018. Restricted cash, classified as cash segregated for the benefit of customers on the statement of financial condition, totaled $1,003,797 as of December 31, 2017.3.

Comerica Securities, Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2017

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2017.

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, mutual fund shares, and negotiable certificates of deposit. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

All financial assets were recorded at fair value on a recurring basis at December 31, 2017. The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2017:

3. Fair Value Measurements (continued)

	Level 1
Money market investments (a)	$29,955,775
Trading securities:	
Equity securities	10,750
Total trading securities	10,750
Total assets at fair value	$29,966,525

    (a) Included in cash and cash equivalents in the statement of financial condition.

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2017.

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with related parties, primarily Comerica Bank and the Corporation. Included in expenses are fees paid to related parties for property rental, operating, accounting, and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Payables to affiliates of $4,309,325 at December 31, 2017 included amounts due to Comerica Bank and the Corporation of $3,472,432 and $836,893, respectively. Receivables from affiliates totaled $543,024 at December 31, 2017 and included current tax receivable and other receivables due from Comerica Bank.

The Company has a $25 million secured line of credit with Comerica Bank. The line of credit was reduced from $25 million to $15 million effective January 24, 2018. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2017.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis and, as such,

Comerica Securities, Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2017

5. Financial Instruments with Off-Balance Sheet Risk (continued)

there is no obligation to the seller or the buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2017, there were approximately $9,980,000 of outstanding commitments to purchase securities and $9,980,000 of outstanding commitments to sell securities.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2017, net capital was $31,688,673, and required net capital was $305,904. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.14 to 1.

7. Income Taxes

The principal component of the deferred tax asset of $909,864 at December 31, 2017 was deferred revenue. The difference between reported income tax expense and the amount of income tax expense that would result from applying the statutory tax rate of 35% was related to a write down of federal deferred tax assets as a result of the enactment of the Tax Cuts and Jobs Act, tax exempt interest and nondeductible expenses.

In accordance with the Tax Cut and Jobs Act, the Company's 2017 income tax provision includes a write down of federal deferred tax assets in the amount of $604,484. Refer to Note 1 for further details.

The Company is included in a consolidated federal income tax return with the Corporation. The following tax years for significant tax jurisdictions of the Corporation remain subject to examination as of December 31, 2017:

Jurisdiction	Tax Years
Federal	2014-2016
California	2005-2016

Based on current knowledge and probability assessment of various potential outcomes, the Company believes that current tax reserves are adequate, and the amount of any potential

Comerica Securities, Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2017

7. Income Taxes (continued)

incremental liability arising is not expected to have a material adverse effect on the Company's financial condition or results of operations.

8. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. The Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations, or cash flows. At December 31, 2017, no reserves were recorded on the Company's Statement of Financial Condition.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition, results of operations, or cash flows.

As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering. At December 31, 2017, no contingent liability existed relating to underwriting transactions or other commitments and contingencies.